SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)

Aravive, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03890D108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(1)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03890D108	13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Biopharma Opportunities II, L.P. (“Biopharma II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

970,659 shares; except that (i) New Leaf BPO Associates II, L.P. (“NLBA II”), the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares; (ii) New Leaf BPO Management II, L.L.C. (“NLB Management II”), the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares; and (iii) each of Ronald M. Hunt (“Hunt”), Vijay K. Lathi (“Lathi”), Liam T. Ratcliffe (“Ratcliffe”), and Isaac Manke (“Manke”) the managing directors of NLB Management II, may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

970,659 shares; except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares; (ii) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt, Lathi, Ratcliffe, and Manke, the managing directors of NLB Management II, may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 970,659 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 03890D108	13G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf BPO Associates II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

970,659 shares, all of which are owned by Biopharma II; except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares; (ii) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares; and (iii) each of Hunt, Lathi, Ratcliffe, and Manke, the managing directors of NLB Management II, may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

970,659 shares, all of which are owned by Biopharma II; except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares; (ii) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt, Lathi, Ratcliffe, and Manke, the managing directors of NLB Management II, may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 970,659 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 03890D108	13G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf BPO Management II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

970,659 shares, all of which are owned by Biopharma II; except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares; (ii) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares; and (iii) each of Hunt, Lathi, Ratcliffe, and Manke, the managing directors of NLB Management II, may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

970,659 shares, all of which are owned by Biopharma II; except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares; (ii) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt, Lathi, Ratcliffe, and Manke, the managing directors of NLB Management II, may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 970,659 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 03890D108	13G	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald M. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
	6

SHARED VOTING POWER

970,659 shares, all of which are owned by Biopharma II; except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares; (ii) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares; and (iii) each of Hunt, Lathi, Ratcliffe, and Manke, the managing directors of NLB Management II, may be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER See response to row 8.
	8

SHARED DISPOSITIVE POWER

970,659 shares, all of which are owned by Biopharma II; except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares; (ii) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt, Lathi, Ratcliffe, and Manke, the managing directors of NLB Management II, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 970,659 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 03890D108	13G	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vijay K. Lathi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
	6

SHARED VOTING POWER

970,659 shares, all of which are owned by Biopharma II; except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares; (ii) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares; and (iii) each of Hunt, Lathi, Ratcliffe, and Manke, the managing directors of NLB Management II, may be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER See response to row 8.
	8

SHARED DISPOSITIVE POWER

970,659 shares, all of which are owned by Biopharma II; except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares; (ii) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt, Lathi, Ratcliffe, and Manke, the managing directors of NLB Management II, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 970,659 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 03890D108	13G	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liam T. Ratcliffe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
	6

SHARED VOTING POWER

970,659 shares, all of which are owned by Biopharma II; except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares; (ii) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares; and (iii) each of Hunt, Lathi, Ratcliffe, and Manke, the managing directors of NLB Management II, may be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER See response to row 8.
	8

SHARED DISPOSITIVE POWER

970,659 shares, all of which are owned by Biopharma II; except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares; (ii) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt, Lathi, Ratcliffe, and Manke, the managing directors of NLB Management II, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 970,659 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 03890D108	13G	Page 8 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Isaac Manke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
	6

SHARED VOTING POWER

970,659 shares, all of which are owned by Biopharma II; except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares; (ii) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares; and (iii) each of Hunt, Lathi, Ratcliffe, and Manke, the managing directors of NLB Management II, may be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER See response to row 8.
	8

SHARED DISPOSITIVE POWER

970,659 shares, all of which are owned by Biopharma II; except that (i) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares; (ii) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt, Lathi, Ratcliffe, and Manke, the managing directors of NLB Management II, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 970,659 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 03890D108	13G	Page 9 of 11 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13G originally filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2018 (the “Original Schedule 13G”) by the Reporting Persons. The “Reporting Persons” are, collectively, New Leaf Biopharma Opportunities II, L.P. (“Biopharma II”), New Leaf BPO Associates II, L.P. (“NLBA II”), New Leaf BPO Management II, L.L.C. (“NLB Management II”), Liam Ratcliffe (“Ratcliffe”), Ronald Hunt (“Hunt”), Vijay Lathi (“Lathi”) and Isaac Manke (“Manke”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13G.

Item 1(a). Name of Issuer:

Aravive, Inc. (the “Issuer”), formerly known as Versartis, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

LyondellBasell Tower

1221 McKinney Street, Suite 3200

Houston, TX 77010

Item 2(e). CUSIP Number:

03890D108

Item 4. Ownership.

(a)	Amount beneficially owned:

See line 9 of cover sheets. Biopharma II is the record owner of the 970,659 shares of Common Stock (the “Biopharma II Shares”) as of the date of this filing. As the sole general partner of Biopharma II, NLBA II may be deemed to own beneficially the Biopharma II Shares. As the sole general partner of NLBA II and ultimate general partner of Biopharma II, NLB Management II may be deemed to own beneficially the Biopharma II Shares. As the individual managing directors of NLB Management II, each of the Managing Directors also may be deemed to own beneficially the Biopharma II Shares.

(b)	Percent of class:

See Line 11 of cover sheets. The percentages set forth on the cover sheet for each Reporting Person are calculated based on 11,182,025 shares of Common Stock reported by the Issuer to be outstanding as of October 31, 2018 on Form 10-Q as filed with the Securities and Exchange Commission on November 9, 2018.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: see line 5 of cover sheets.

(ii)	Shared power to vote or to direct the vote: see line 6 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: see line 7 of cover sheets.

(iv)	Shared power to dispose or to direct the disposition of: see line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

CUSIP No. 03890D108	13G	Page 10 of 11 Pages

Material to be Filed as Exhibits.

Exhibit 1 –Agreement Regarding Joint Filing of Schedule 13G.

CUSIP No. 03890D108	13G	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

NEW LEAF BIOPHARMA OPPORTUNITIES II, L.P.

By:	NEW LEAF BPO ASSOCIATES II, L.P.
Its General Partner

	By:	NEW LEAF BPO MANAGEMENT II, L.L.C.
Its General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF BPO ASSOCIATES II, L.P.

By:	NEW LEAF BPO MANAGEMENT II, L.L.C.
Its General Partner

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF BPO MANAGEMENT II, L.L.C.

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer
*
Vijay K. Lathi

*
Ronald M. Hunt

*
Liam T. Ratcliffe

*
Isaac Manke

/s/ Craig L. Slutzkin
* Craig L. Slutzkin
As attorney-in-fact

*

This Schedule 13G was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.